

November 17, 2020

Martin M. Werner
Chief Executive Officer
DD3 Acquisition Corp. II
Pedregal 24, 4th Floor
Colonia Molino del Rey, Del. Miguel Hidalgo
11040 Mexico City, Mexico

> **Re: DD3 Acquisition Corp. II**
> **Draft Registration Statement on Form S-1**
> **Submitted October 21, 2020**
> **CIK 0001828957**

Dear Dr. Werner:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

The Offering, page 8

1. You disclose that if a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective within a specified period following the consummation of your initial business combination, warrant holders may exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. Please disclose this "specified period."

Risk Factors

If we are unable to consummate a business combination, our public stockholders may be forced to wait more than 24 months, page 18

2.   We note that your amended and restated certificate of incorporation will provide that you will have only 24 months from the closing of this offering to complete an initial business combination. We further note disclosure at page 61 which states that your sponsor, initial stockholders, officers and directors have agreed that they will not propose any amendment to your amended and restated certificate of incorporation (A) to modify the substance or timing of your obligations with respect to conversion rights as described in this prospectus or (B) with respect to any other provision relating to stockholders' rights or pre-initial business combination activity, unless you provide your public stockholders with the opportunity to convert their public shares upon such approval at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account. Please clarify this risk factor to disclose that you may extend your time period to complete an initial business combination beyond 24 months from the closing of this offering.

After our initial business combination, it is likely that a majority of our directors and officers will live outside the United States, page 37

3.   You disclose here that after your initial business combination, it is likely that a majority of your directors and officers will reside outside of the United States. However, it appears that your officers and directors currently reside outside the United States. Insofar as this is the case, please revise this risk factor accordingly.

Use of Proceeds, page 39

4.   We note your disclosure at page 99 that you will pay EarlyBirdCapital a cash fee for advisor services upon the consummation of your initial business combination in an amount up to "3.5% of the gross proceeds of this offering (exclusive of any applicable finders' fees which might become payable)." If applicable, please revise your use of proceeds table to include the 3.5% fee payable to EarlyBirdCapital as part of the funds held in the trust account. Also revise to disclose the finders' fees that you may be obligated to pay certain parties who assist you in completing your initial business combination.

You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Mark Wojciechowski, Staff Accountant, at 202-551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jason Simon, Esq.